02028862

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82-5091

02 MAY -8 AM 10:10

SUPPL

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Schedule A

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
ARGENT RESOURCES LTD.	02	02	28	02	04	18

ISSUER ADDRESS				
620 – 650 WEST GEORGIA STREET, P.O. BOX 11604				
CITY/ VANCOUVER	PROVINCE BC	POSTAL CODE V6B 4N9	ISSUER FAX NO. 604-687-4670	ISSUER TELEPHONE NO. 604-681-0405
CONTACT PERSON GARY SCHELLENBERG		CONTACT'S POSITION DIRECTOR		CONTACT TELEPHONE NO. 604-681-0405
CONTACT EMAIL ADDRESS gschel@ihermes.com		WEB SITE ADDRESS www.argentresources.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	GARY SCHELLENBERG	02	04	25
[signature]	BERNARD DEWONCK	02	04	25

FIN51-901F Rev.2000/12/19

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

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ARGENT RESOURCES LTD.

FINANCIAL STATEMENTS

FEBRUARY 28, 2002

(PREPARED BY MANAGEMENT)

ARGENT RESOURCES LTD.
BALANCE SHEET
(Prepared by Management)

	February 28, 2002	November 30, 2001
ASSETS		
Current		
Cash	$ 967	$ 6,724
Receivables	52,214	53,972
	53,181	60,696
Capital assets	1,661	1,829
Long-Term investment	315,000	315,000
	$ 369,842	$ 377,525
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 165,088	$ 138,525
Note payable	653,999	653,147
	819,087	791,672
Shareholders' equity		
Capital stock	5,892,257	5,892,257
Deficit	(6,341,502)	(6,306,404)
	(449,245)	(414,147)
	$ 369,842	$ 377,525

On behalf of the Board:

________________ Director ________________ Director

ARGENT RESOURCES LTD.
STATEMENT OF OPERATIONS AND DEFICIT
(Prepared by Management)
THREE MONTH PERIOD ENDED FEBRUARY 28

	2002	2001
EXPENSES		
Administration fees	$ 3,000	$ 3,000
Amortization	168	210
Consulting fees	4,500	4,500
Interest and bank charges	2,064	62
Management fees	7,500	7,500
Office and miscellaneous	4,498	5,887
Professional fees	3,003	658
Rent	7,500	7,500
Shareholder communications	368	6,395
Transfer agent and filing fees	2,502	2,325
	(35,103)	(38,037)
Interest income	5	220
Public offering costs	-	(22,970)
Loss for the period	(35,098)	(60,787)
Deficit, beginning of year	(6,306,404)	(5,892,287)
Deficit, end of period	$(6,341,502)	$(5,953,074)
Loss per share	(0.01)	(0.01)

ARGENT RESOURCES LTD.
STATEMENT OF CASH FLOWS
(Prepared by Management)
THREE MONTH PERIOD ENDED FEBRUARY 28

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the period	$ (35,098)	$ (60,787)
Items not affecting cash		
Amortization	168	210
Changes in non-cash working capital items		
(Increase) decrease in receivables	1,759	(2,092)
(Increase) decrease in prepaid expenses	-	(4,200)
Increase (decrease) in accounts payable and accrued liabilities	26,562	4,892
Cash used in operating activities	(6,609)	(61,977)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used in investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital stock issued	-	106,400
Loan proceeds	852	-
Cash provided by financing activities	852	106,400
Change in cash position during the period	(5,757)	44,423
Cash position, beginning of year	6,724	18,691
Cash position, end of period	$ 967	$ 63,114

ARGENT RESOURCES LTD.
NOTES TO THE FINANCIAL STATEMENTS
(Prepared by Management)
FOR THE THREE MONTH PERIOD ENDED FEBRUARY 28, 2002

1. BASIS OF PRESENTATION

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE OF OPERATIONS

The Company is incorporated under the laws of the Province of British Columbia and was previously in the business of exploration and development of mineral properties. During the prior year, the Company attempted to acquire software development, training and consulting companies and two private oil and gas companies. Both negotiations have been terminated and the company is currently seeking assets of merit.

3. RELATED PARTY TRANSACTIONS

The Company paid or accrued the following amounts to related parties:

	2002	2001
Administration fees	$ 3,000	$ 3,000
Management fees	7,500	7,500
Consulting Fees	4,500	4,500
Rent	7,500	7,500

4. EARNINGS (LOSS) PER SHARE

Earnings (loss) per share amounts have been calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants whereby the treasury stock method is used to calculate diluted earnings per share. The new standard has been applied on a retroactive basis and has no impact on the amounts presented.

5. **NOTES PAYABLE**

Note payable, bears interest of 9% per annum, is unsecured and was due on August 30, 1999. The Company is currently negotiating new repayment terms with the lender.	$	342,132
Note payable, bears interest at 1% per month, is unsecured and due on demand.		200,000
Note payable, bears interest at 1% per month, secured by a general security agreement and due on July 31, 2002.		35,000
		577,132
Accrued interest		76,867
	$	653,999

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Schedules B & C

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y	M	D
ARGENT RESOURCES LTD.			02	02	28	02	04	18

ISSUER ADDRESS				
620 – 650 WEST GEORGIA STREET, P.O. BOX 11604				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 4N9	604-687-4670	604-681-0405
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
GARY SCHELLENBERG		DIRECTOR		604-681-0405
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
gschel@ihermes.com		www.argentresources.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
	GARY SCHELLENBERG	02	04	25
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
	BERNARD DEWONCK	02	04	25

ARGENT RESOURCES LTD.
February 28, 2002

SCHEDULE B - SUPPLEMENTARY INFORMATION

Section 1

Analysis of expenses and deferred costs
Breakdown of expenditures by major category:
See Schedule A Financial Statements

Section 2

Related party transactions
Management and administrative fees totalling $10,500 were paid or accrued to a company controlled by a director.
Rent totalling $7,500 was paid or accrued to a company having common directors.
Consulting fees totalling $4,500 were paid or accrued to a director.

Section 3

Summary of securities issued and options granted during the period

a) Securities issued during the period:
There were no securities issued during the period.

b) Options granted during the period:
None

Section 4

Summary of securities as at the end of the period

a) Authorized and issued share capital:
100,000,000 Common shares without par value

b) Issued and Fully Paid

	No. of Shares		Amount
Balance, November 30, 2001 and February 28, 2002	6,259,760	$	5,892,257

c) Warrants outstanding:
711,500 exercisable at $0.40 to June 1, 2002.
There are no options outstanding.

d) There are no shares in escrow or subject to a pooling agreement.

Section 5

List of directors and officers
Gary Schellenberg – Director and CEO
Bernard Dewonck – Director and President
John Lando – Director
Eileen Browne – Secretary

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

A) DESCRIPTION OF BUSINESS

Argent Resources Ltd. is an inactive company currently seeking asset acquisitions in order to reactivate the company.

At the present time, the issuer's principal asset consists of its share holdings in Secureview Systems Inc. and therefore according to TSX regulations is no longer a resource company and must go through a change in business. Until such time as the Issuer completes a transaction that either constitutes a change of business or establishes it once again as a resource issuer, trading in the issuer's shares will remain halted.

B) DISCUSSION OF OPERATIONS

Argent assigned its rights to the proposed Reverse Takeover of Lute to Secureview Systems Inc. A letter of Intent ("LOI") dated June 28, 2001, between Secureview, the Issuer, Lute, On-Track Computer Training Ltd. ("On-Track") and related company On-Track Computer International Ltd. ("On-Track (UK)") sets out the terms of this assignment. On-Track and On-Track (UK) were part of this transaction by virtue of Lute's option to enter into a share exchange agreement with them.

The June 28, 2001 LOI between the Issuer and Secureview called for the assignment to Secureview of the Share Crystallization Agreement entered into between Lute and the Issuer in exchange for: (1) the Issuer receiving 3,600,000 shares of Secureview; (2) the Issuer receiving $50,000 CDN to cover legal expenses; and (3) and the assumption by the Issuer of an outstanding debt owed by Lute to Quest Ventures Ltd. in the amount of $200,000 plus accrued interest whereby the Issuer agreed to settle this debt through the issuance of common shares of the Issuer, subject to TSX approval. The share issuance pursuant to this LOI was subsequently renegotiated to 2,000,000 share of Secureview to reflect the reduced value of the original asset.

On August 16, 2001 the Issuer announced that it has signed a Letter of Intent ("LOI") to purchase two private Alberta-based oil-and-gas companies, SmallOil Empire Ltd. and Niaga Energy Corporation. The subsequent rapid decline of oil and gas prices led to a re-evaluation of the value of the companies and together with market uncertainties in the wake of the events of September 11, 2001, caused the Issuer and the companies to extend the closing date of the purchase. The negotiations were terminated during this quarter due to the inability to reach an agreement on a suitable purchase price.

At the present time, the issuer's principal asset consists of its share holdings in Secureview Systems Inc.

C) DISCUSSION OF FINANCIAL OPERATIONS

I) **Deferred Exploration Expenditures**

The Issuer had no deferred exploration expenditures in this quarter.

II) Financial Information

Since incorporation the Issuer has not received any revenues from operations and as a consequence, reports an annual deficit.

For the quarter ended February 28, 2002, the Issuer has posted a loss of $35,098; for the quarter ended February 28, 2001, the loss was $60,787.

The losses reported are the result of administrative expenses relating to the operation of the Issuer's business.

The Company now has 6,971,260 shares outstanding on a fully diluted basis.

III) Transactions with Related Parties

On October 1, 1997, The Issuer entered into a Management and Administration Services Agreement with 519820 B.C. Ltd., owned 50% by Director Gary Schellenberg and 50% by Heather Schellenberg. 519820 B.C. Ltd receives $2,500 per month for management services and an additional $1,000 per month for services of a clerical or administrative nature. $10,500 was paid or accrued this quarter to 519820 B.C. Ltd. Consulting fees totaling $4,500 were paid or accrued this quarter to Bernard Dewonck, a Director.

IV) Investor relations

Investor relations activities continued during the year to a limited extent, consisting primarily of responses by management to inquiries received. The Issuer has no investor relations contracts in place.

V) Legal Proceedings

The Issuer has no legal proceedings in process or pending.

VI) Transactions Requiring Regulatory Approval

The assignment to Secureview Systems Inc. of the Issuer's rights to the Reverse Take Over of Lute Linux.com Corp. is subject to TSX approval.

D) SUBSEQUENT EVENTS

The Issuer's management is seeking shareholder approval at the May 22, 2002 Annual General Meeting for a possible share consolidation as well as a possible change of control in the event that post consolidation shares are issued for debt. These measures may or may not be implemented but are deemed necessary options to have available to the Issuer's management to attract new project and investment opportunities.

UNITED STATES SECURITIES EXCHANGE COMMISSIC
FILE No. 82-5091

ARGENT RESOURCES LTD.

April 25, 2002

#620-650 West Georgia Street
Vancouver, BC V6B 4N9
Telephone: (604)681-0405 Facsimile (604)687-4670
Toll Free 800-667-4470
http://www.argentresources.com
Trading Symbol: **TSX: AOU**
CUSIP #040103103

COMPANY UPDATE

Argent Resources Ltd. ("Argent") has terminated its efforts to complete the acquisition, first announced on August 16, 2001, of two private Alberta-based oil-and-gas companies, SmallOil Empire Ltd. and Niaga Energy Corporation. Negotiations were affected by the rapid decline in the price of oil and gas last fall, the events of September 11 and the subsequent market instability, and production issues at the vendors' producing wells.

On June 28, 2001, Argent announced that it had assigned its rights to the proposed and previously announced Reverse Takeover of Lute Linux.com Corp. to a NASD Over-the-Counter Bulletin Board listed company, International Comstock Explorations Ltd. ("Comstock"), since renamed Secureview Systems Inc. ("Secureview"). Included in the terms was the issuance of 3,600,000 Comstock shares. This was subsequently renegotiated to 2,000,000 shares of Secureview to reflect the reduced value of the original asset.

Trading in Argent's stock was halted because of the impending change in business from a mining issuer to an oil-and-gas issuer. While the acquisition of an oil and gas asset is not proceeding, Argent's principal asset is now ownership of the Secureview shares. As a result, until and unless Argent proceeds with other major acquisitions in the mining sector, Argent is effectively still undergoing a change of business under TSX regulations.

Argent has recently distributed its Notice of Annual General Meeting and Information Circular for its AGM on May 22, 2002. At this meeting shareholders will be asked to approve a number of resolutions, including consolidation of shares up to 3 old shares for 1 new, and issuance of post consolidation shares for debt and a possible change of control resulting from such issuance. These measures are being contemplated only as options at this time, and they may or may not be acted upon. Argent is currently reviewing a number of business opportunities and wishes to maximize the flexibility of its corporate structure. It is hoped that a definitive proposal will be ready for presentation at the AGM.

Argent Resources Ltd.
ON BEHALF OF THE BOARD

Gary Schellenberg
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Note: This release may contain forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by AOU with the TSX, specifically the most recent rports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including potential fluctuations in financial results, dependence on new product development, rapid technologicaland market change, failure to complete the manufacture of network equipment on schedule and on budget, financial risk management and future growth subject to risks, and adverse changes in the regulatory or legislative environment. AOU undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forwardlooking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.